# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MaxsMaking Inc., CIK 0002008007
CUSIP: G6053R106
Title of class of securities: A Shares
Address of issuer's principal executive offices: Room 903, Building 2, Kangjian Business, No. 1288 Zhennan Road, Putuo District, Shanghai, China (F4), 200331
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002097764

## Reporting persons
- ThriveNova Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 14,850,000; sole dispositive power 0; shared dispositive power 14,850,000; aggregate amount beneficially owned 14,850,000 (89.3% of the class)
  Comment: (1) The amount in Rows 6, 8, 9, and 11 consists of (i) 5,197,500 A shares, par value US$0.01 per share ("A Shares"), of Issuer, and 5,197,500 B shares, par value US$0.01 per share ("B Shares"), of Issuer, held by ThriveNova Inc. and (ii) 2,227,500 A Shares and 2,227,500 B Shares held by OptimaForge Inc.
  (2) Xiaozhong Lin is the sole member and director of ThriveNova Inc., and is deemed to beneficially own the shares held by ThriveNova Inc. In addition, Xiaozhong Lin is the spouse of Xuefen Zhang and accordingly each of them is deemed to have beneficial ownership of each other's shares for purposes of the SEC rules, unless any of them disclaims beneficial ownership of those shares.
  (3) Each B Share is convertible at any time into one A Share. Each A Share is entitled to one vote and each B Share is entitled to 30 votes. The number or percentage reported does not reflect the thirty for one voting power of the B Shares because those shares are treated as converted into A Shares for the purpose of this report.
  (4) The percentage in Row 11 was calculated by dividing (a) the aggregate number of A Shares and B Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 9,200,000 A Shares outstanding and (ii) 7,425,000 B Shares outstanding, which numbers were derived solely based on information set forth in the Issuer's Registration Statement on Form F-1, as amended (File No. 333-283211), which became effective on July 3, 2025, and its subsequent Report on Form 6-K furnished on July 11, 2025. The aggregate number of B Shares set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into A Shares only for the purpose of computing the percentage ownership of the Reporting Person.
- Xiaozhong Lin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 14,850,000; sole dispositive power 0; shared dispositive power 14,850,000; aggregate amount beneficially owned 14,850,000 (89.3% of the class)
  Comment: (1) The amount in Rows 6, 8, 9, and 11 consists of (i) 5,197,500 A Shares and 5,197,500 B Shares held by ThriveNova Inc. and (ii) 2,227,500 A Shares and 2,227,500 B Shares held by OptimaForge Inc.
  (2) Xiaozhong Lin is the sole member and director of ThriveNova Inc., and is deemed to beneficially own the shares held by ThriveNova Inc. In addition, Xiaozhong Lin is the spouse of Xuefen Zhang and accordingly each of them is deemed to have beneficial ownership of each other's shares for purposes of the SEC rules, unless any of them disclaims beneficial ownership of those shares.
  (3) Each B Share is convertible at any time into one A Share. Each A Share is entitled to one vote and each B Share is entitled to 30 votes. The number or percentage reported does not reflect the thirty for one voting power of the B Shares because those shares are treated as converted into A Shares for the purpose of this report.
  (4) The percentage in Row 11 was calculated by dividing (a) the aggregate number of A Shares and B Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 9,200,000 A Shares outstanding and (ii) 7,425,000 B Shares outstanding, which numbers were derived solely based on information set forth in the Issuer's Registration Statement on Form F-1, as amended (File No. 333-283211), which became effective on July 3, 2025, and its subsequent Report on Form 6-K furnished on July 11, 2025. The aggregate number of B Shares set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into A Shares only for the purpose of computing the percentage ownership of the Reporting Person.
- OptimaForge Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 14,850,000; sole dispositive power 0; shared dispositive power 14,850,000; aggregate amount beneficially owned 14,850,000 (89.3% of the class)
  Comment: (1) The amount in Rows 6, 8, 9, and 11 consists of (i) 5,197,500 A Shares and 5,197,500 B Shares held by ThriveNova Inc. and (ii) 2,227,500 A Shares and 2,227,500 B Shares held by OptimaForge Inc.
  (2) Xuefen Zhang is the sole member and director of OptimaForge Inc., and is deemed to beneficially own the shares held by OptimaForge Inc. In addition, Xuefen Zhang is the spouse of Xiaozhong Lin and accordingly each of them is deemed to have beneficial ownership of each other's shares for purposes of the SEC rules, unless any of them disclaims beneficial ownership of those shares.
  (3) Each B Share is convertible at any time into one A Share. Each A Share is entitled to one vote and each B Share is entitled to 30 votes. The number or percentage reported does not reflect the thirty for one voting power of the B Shares because those shares are treated as converted into A Shares for the purpose of this report.
  (4) The percentage in Row 11 was calculated by dividing (a) the aggregate number of A Shares and B Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 9,200,000 A Shares outstanding and (ii) 7,425,000 B Shares outstanding, which numbers were derived solely based on information set forth in the Issuer's Registration Statement on Form F-1, as amended (File No. 333-283211), which became effective on July 3, 2025, and its subsequent Report on Form 6-K furnished on July 11, 2025. The aggregate number of B Shares set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into A Shares only for the purpose of computing the percentage ownership of the Reporting Person.
- Xuefen Zhang: type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); sole voting power 0; shared voting power 14,850,000; sole dispositive power 0; shared dispositive power 14,850,000; aggregate amount beneficially owned 14,850,000 (89.3% of the class)
  Comment: (1) The amount in Rows 6, 8, 9, and 11 consists of (i) 5,197,500 A Shares and 5,197,500 B Shares held by ThriveNova Inc. and (ii) 2,227,500 A Shares and 2,227,500 B Shares held by OptimaForge Inc.
  (2) Xuefen Zhang is the sole member and director of OptimaForge Inc., and is deemed to beneficially own the shares held by OptimaForge Inc. In addition, Xuefen Zhang is the spouse of Xiaozhong Lin and accordingly each of them is deemed to have beneficial ownership of each other's shares for purposes of the SEC rules, unless any of them disclaims beneficial ownership of those shares.
  (3) Each B Share is convertible at any time into one A Share. Each A Share is entitled to one vote and each B Share is entitled to 30 votes. The number or percentage reported does not reflect the thirty for one voting power of the B Shares because those shares are treated as converted into A Shares for the purpose of this report.
  (4) The percentage in Row 11 was calculated by dividing (a) the aggregate number of A Shares and B Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 9,200,000 A Shares outstanding and (ii) 7,425,000 B Shares outstanding, which numbers were derived solely based on information set forth in the Issuer's Registration Statement on Form F-1, as amended (File No. 333-283211), which became effective on July 3, 2025, and its subsequent Report on Form 6-K furnished on July 11, 2025. The aggregate number of B Shares set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into A Shares only for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Issuer
Name of issuer: MaxsMaking Inc.
Address of issuer's principal executive offices: Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road, Putuo District, Shanghai, China, 200331

## Item 2. Person Filing
Name of person filing:
ThriveNova Inc.
Xiaozhong Lin
OptimaForge Inc.
Xuefen Zhang
Address of principal business office or, if none, residence:
ThriveNova Inc.:
2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands

Xiaozhong Lin:
Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road, Putuo District, Shanghai, China, 200331

OptimaForge Inc.:
2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands

Xuefen Zhang:
Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road, Putuo District, Shanghai, China, 200331
Citizenship:
ThriveNova Inc.: British Virgin Islands
Xiaozhong Lin: People's Republic of China
OptimaForge Inc.: British Virgin Islands
Xuefen Zhang: Saint Christopher (St. Kitts) and Nevis

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.
Percent of class: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the A Shares of MaxsMaking Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, shall apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

## Exhibits
Joint Filing Agreement.

## Signatures
- ThriveNova Inc.: /s/ Xiaozhong Lin, Xiaozhong Lin\Director (12/04/2025)
- Xiaozhong Lin: /s/ Xiaozhong Lin, Xiaozhong Lin (12/04/2025)
- OptimaForge Inc.: /s/ Xuefen Zhang, Xuefen Zhang\Director (12/04/2025)
- Xuefen Zhang: /s/ Xuefen Zhang, Xuefen Zhang (12/04/2025)